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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               NETWORK PLUS CORP.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   64122D 506
                        --------------------------------
                                 (CUSIP Number)


                                  June 29, 1999
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [x]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 64122D 506                   13G                           Page 2 of 6


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(1)      Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)
         Robert T. Hale, Jr.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [   ]
         (b)  [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         Massachusetts
--------------------------------------------------------------------------------
Number of Share            (5) Sole Voting Power
 Beneficially Owned            22,394,667(1)
 by Each Reporting         -----------------------------------------------------
 Person With               (6) Shared Voting Power
                               657,333(2)
                           -----------------------------------------------------
                           (7) Sole Dispositive Power
                               22,394,667(1)
                           -----------------------------------------------------
                           (8) Shared Dispositive Power
                               657,333(2)
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         23,052,000(1)(2)
--------------------------------------------------------------------------------
(10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         [  ]
--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         42.0%(3)
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------


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(1) Includes 5,000,000 shares pledged to a lender in connection with a loan, over which shares the reporting person has sole voting and dispositive.

(2) Includes 657,333 shares held by various trusts over which shares the reporting person has shared voting and dispositive power.

(3) Based on 54,896,955 shares outstanding as of January 19, 2000.
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CUSIP No. 64122D 506                   13G                           Page 3 of 6

Item 1(a). Name of Issuer:

         Network Plus Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

         234 Copeland Street
         Quincy, MA 02169

Item 2(a). Name of Person Filing:

         Robert T. Hale, Jr.

Item 2(b). Address of Principal Business Office or, if none, Residence:

         c/o Network Plus Corp.
         234 Copeland Street
         Quincy, MA 02169

Item 2(c). Citizenship:

         Massachusetts

Item 2(d). Title of Class of Securities:

         Common Stock, $.01 par value per share, of Network Plus Corp.

Item 2(e). CUSIP Number:

         64122D 506

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether filing person is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
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CUSIP No. 64122D 506                   13G                           Page 4 of 6


         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

                  23,052,000(4)(5)

         (b) Percent of Class:

                  42.0%(6)

         (c) Number of shares as to which the person has:

                  (i)      sole power to vote or direct the vote: 22,394,667(4)

                  (ii)     shared power to vote or direct the vote: 657,333(5)

                  (iii) sole power to dispose or to direct the disposition of: 22,394,667(4)

                  (iv) shared power to dispose or to direct the disposition of: 657,333(5)

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


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(4) Includes 5,000,000 shares pledged to a lender in connection with a loan, over which shares the reporting person has sole voting and dispositive power.
(5) Includes 657,333 shares held by various trust over which shares the reporting person has shared voting and dispositive power.
(6) Based on 54,896,955 shares outstanding as of January 19, 2000.
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CUSIP No. 64122D 506                   13G                           Page 5 of 6


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.
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CUSIP No. 64122D 506                   13G                           Page 6 of 6



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000


/s/ Robert T. Hale, Jr.
-----------------------
Robert T. Hale, Jr.